October 3, 2005 Via Edgar and Overnight Courier	Jon E. Gavenman jgavenman@hewm.com Direct (650) 233-8539 Direct Fax (650) 324-6635 Main (650) 324-7000 Fax (650) 324-0638 42553.0001

Mark P. Shuman Branch Chief-Legal Securities & Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	LookSmart, Ltd. Schedule 14A filed September 19, 2005 File No. 0-26357

Ladies and Gentlemen:

This letter is in response to Mr. Shuman’s letter to Ms. Stacey Giamalis dated September 30, 2005, which sets forth the Staff’s comments regarding the above referenced Schedule 14A of LookSmart, Ltd. (“LookSmart”). As discussed by the undersigned and Mr. Daniel Lee on September 30, 2005, in conjunction with this letter, LookSmart is filing with the Securities and Exchange Commission its definitive proxy materials on Schedule 14A (the “Revised Proxy Statement”) and is sending to the Securities and Exchange Commission Staff (the “Staff”) by courier clean and marked copies of such Revised Proxy Statement.

The Revised Proxy Statement reflects LookSmart’s responses as described herein, and the numbered responses set forth below correspond to the numbers set forth in Mr. Shuman’s letter. For your convenience, we have included the Staff’s comments in bold typeface before each of our responses.

Proposal No. 1

Principal Effects of the Reverse Stock Split, page 7

1.

Your disclosure states that “due to the magnitude of the reverse stock split, it may also have the effect of increasing the possibility of terminating [your] reporting requirements if the number of record holders of our common stock substantially decreases thereafter,” but that your “board of directors does not intend to use the reverse stock split as a part of or first step in a ‘going private’ transaction. Please tell us what considerations you gave to the application of Rule 13e-3 under the Exchange Act. Notwithstanding your disclosure that the purpose of the reverse stock split is not to

Mark P. Shuman

October 3, 2005

effect a going private transaction, it does appear that the reverse stock split may “have a reasonable likelihood” of producing the effects described in Rule 13e-3(a)(3)(ii). Please also provide additional disclosure with respect to the effects of the reverse stock split on the number of your record holders. Please see Interpretation M.30 of our July 1997 Manual of Publicly Available Telephone Interpretations for additional guidance.

Rule 13e-3 of the Securities Exchange Act of 1934 defines a “Rule 13e-3 Transaction” as one which has the effect of, as set forth in Rule 13e-3(a)(3)(ii): “(A) causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to be held of record by less than 300 persons; or (B) causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.” As of September 21, 2005, LookSmart had approximately 410 stockholders of record. LookSmart estimates that after the Reverse Split, there will be approximately 399, 395 or 374 stockholders, depending on whether the split ratio determined by the board of directors is 1:3, 1:5 or 1:7, respectively. Further, the Staff is supplementally advised that one of the 410 stockholders mentioned above is CEDE & Co. LookSmart has not made any inquiry to determine the number of record holders that underlie the shares held by CEDE & Co. in accordance with Interpretation M.30 of the July 1997 Manual of Publicly Available Telephone Interpretations, however, LookSmart supplementally advises the Staff that there are approximately 19,000 beneficial owners of LookSmart common stock. Further, the principal reason for seeking approval of and effecting the Reverse Split is to maintain LookSmart’s listing on the Nasdaq National Market and LookSmart does not anticipate that the Reverse Split will have any likelihood of causing its stock to be delisted. Because the number of record holders of LookSmart common stock after the Reverse Split will be greater than 300 and because the Reverse Split will not cause LookSmart’s stock to be delisted from a national exchange, LookSmart does not believe that the Reverse Split may have a “reasonable likelihood” of producing the effects described in Rule 13e-3(a)(3)(ii), nor is it intended to be a step towards a “Rule 13e-3 Transaction.”

In response to the Staff’s comment, LookSmart has added disclosure on page 7 of the Revised Proxy Statement regarding the effects of the Reverse Split on the number of record holders of LookSmart common stock.

2.	We note your disclosure regarding the substantial increase in authorized share capital upon any of the reverse stock split ratios you are seeking approval for and that you currently have no plans for such increased authorized and unissued shares. Please discuss your reason for causing the increase in authorized capital by not adjusting the number of shares authorized as well as whether the board contemplated and considered this increase in authorized share capital in its consideration of the reverse split.

Mark P. Shuman

October 3, 2005

In response to the Staff’s comment, LookSmart revised the disclosure on page 8 of the Revised Proxy Statement regarding its reasons for causing the increase in authorized capital and unissued shares, and disclosure regarding the Board of Directors’ consideration of such increase.

3.	Your reverse stock split proposal falls within Item 12 of Schedule 14A. Please provide us your analysis as to why you have not included financial statements pursuant to Items 12(f) and 13(a) of Schedule 14A. We note that information “not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted.” Please address whether financial statements would be materials to your stockholders in determining their vote for the reverse stock split proposal.

LookSmart respectfully notes the Staff’s comment. LookSmart believes, however, that the inclusion of financial statements is not material for a stockholder’s exercise of prudent judgment in regard to the Reverse Split proposal pursuant to Items 12 and 13 of Schedule 14A. LookSmart’s proxy statement includes, in the discussion of the Reverse Split proposal, a discussion of Accounting Matters on page 9. That disclosure: (i) details the absence of impact of the stock split on the total amount of stockholders’ equity on LookSmart’s balance sheet, (ii) explains the impact of the proposed stock split on stated capital and additional paid-in capital components of stockholders’ equity (offsetting), (iii) explains the impact of the proposed stock split on per share net loss and net book value per share of LookSmart common stock, and (iv) discloses the adjustments to the financial statements and related footnotes that will be implemented in the event that the Reverse Split is approved and effected. Further, LookSmart respectfully submits its belief that the Reverse Split, if approved, will not have any material impact (beyond those accounting impacts described above) on LookSmart’s results of operations, from a cash, revenue, expense or profitability perspective. Accordingly, LookSmart believes that stockholders have full information regarding the impact to LookSmart’s financial statements associated with the Reverse Split, and that the inclusion of financial statements is therefore not material for the exercise of prudent judgment in regard to the matter to be acted upon, per the Instructions to Item 13 of Schedule 14A.

4.	In your discussion of potential anti-takeover effects, please discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise.

In response to the Staff’s comment, LookSmart has added disclosure on page 9 of the Revised Proxy Statement regarding anti-takeover mechanisms present in its governing documents.

Mark P. Shuman

October 3, 2005

LookSmart has authorized the undersigned to verify LookSmart’s acknowledgement that:

•	LookSmart is responsible for the adequacy and accuracy of the disclosure in the Revised Proxy Statement;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing of the Revised Proxy Statement; and

•	LookSmart may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your attention to and consideration of our filing and responses.

Very truly yours,

/s/    Jon E. Gavenman

Jon E. Gavenman

Heller Ehrman LLP